EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2017	2016	2015	2014	2013
Earnings Available for Fixed Charges:
Income Before Taxes	$277.2	$266.4	$196.9	$90.3	$170.5
Interest Expense	56.1	58.7	60.2	39.1	42.4
Estimated Interest Component of Rental Expense	15.5	14.1	15.0	12.8	13.1
Total Earnings Available for Fixed Charges	$348.8	$339.2	$272.1	$142.2	$226.0

Fixed Charges:
Interest Expense	$56.1	$58.7	$60.2	$39.1	$42.4
Estimated Interest Component of Rental Expense	15.5	14.1	15.0	12.8	13.1
Total Fixed Charges	$71.6	$72.8	$75.2	$51.9	$55.5
Ratio of Earnings to Fixed Charges	4.9	4.7	3.6	2.7	4.1